SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated March 7, 2018

Contact:	Trinity Biotech plc Kevin Tansley (353)-1-2769800 E-mail: kevin.tansley@trinitybiotech.com	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700

Trinity Biotech announces Quarter 4 and Fiscal Year 2017
Financial Results

DUBLIN, Ireland (March 7, 2018)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended December 31, 2017 and fiscal year 2017.

Fiscal Year 2017 Results

Total revenues for fiscal year 2017 were $99.1m versus $99.6m in 2016, a decrease of 0.5% year on year and were broken down as follows:

	Full Year 2016	Full Year 2017	Full Year 2017 vs 2016
	US$’000	US$’000%
Point-of-Care	16,908	16,774	(0.8)%

Clinical Laboratory	82,703	82,366	(0.4)%

Total	99,611	99,140	(0.5)%

Point-of-Care revenues decreased marginally from $16.9m in 2016 to $16.8m in 2017, which represents a decrease of 0.8% and was due to lower HIV sales in the USA due to lower public health expenditure.  However, this was decrease was partly offset by an increase in HIV sales in Africa, where the Company has maintained its dominance of the confirmatory testing market.

Meanwhile, Clinical Laboratory revenues were $82.4m, a decrease of 0.4% versus 2016.  This decrease was due to the impact of older products which were culled at the end of 2016. Excluding this factor underlying Clinical Laboratory revenues would have increased, largely driven by higher Diabetes and Autoimmunity revenues.

The gross margin for the year was 42.3% compared to 43.3% in 2016. This decrease was mainly attributable to the foreign exchange impact on distributor pricing and sales mix. In the case of Infectious Diseases revenues we had an increase of sales to China, which are lower margin while our higher margin US sales fell thus negatively impacting overall margins.

Research and Development expenses for the year increased by $0.6m to $5.7m.  Meanwhile, Selling General and Administrative expenses increased from $29.5m to $30m, an increase of 1.7%.  This was due to higher amortisation charges as well as normal inflationary pressures on wages and overheads.

Operating profit for the year decreased from $7.5m to $5.5m in 2017.  This decrease was mainly attributable to the lower gross margin combined with increased indirect costs.

Profit after tax (before the impact of once-off items & non-cash financial income) was $2.3m which compares to $3.6m in 2016. This reduction is due to the lower operating profit mentioned above, partly offset by a lower tax charge. An overall tax credit was recorded in Q4, 2017 following the impact of recent changes to the US tax code on the Company’s deferred tax balances.

Basic EPS (excluding once-off charges & non-cash financial income) for the year was 10.6 cents versus 15.7 cents in 2016. Meanwhile, unconstrained diluted EPS was 25.7 cents compared to 29.0 cents in 2016.

Earnings before interest, tax, depreciation, amortisation and share option expense for the year was $11.5m.

The above measures exclude the impact of once-off charges amounting to $44.2m, more details of which are provided below.

Quarter 4 Results

Total revenues for Q4, 2017 were $24.6m which compares to $23.7m in Q4, 2016, an increase of $0.9m and were broken down as follows:

	2016 Quarter 4	2017 Quarter 4	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	3,950	3,817	(3.4)%
Clinical Laboratory	19,731	20,735	5.1%
Total	23,681	24,552	3.7%

Point-of-Care revenues for Q4, 2017 decreased slightly from $3.9m to $3.8m when compared to Q4, 2016, a decline of 3.4% due to lower HIV sales in the USA.

Clinical Laboratory revenues increased from $19.7m to $20.7m, which represents an increase of 5.1% compared to Q4, 2016. This growth would have been higher if the impact of the culled products had been taken into account.  Excluding this, the increase was due to higher Diabetes and Autoimmunity sales.

Gross profit for Q4, 2017 amounted to $10.2m representing a gross margin of 41.5%. Whilst this was higher than the 40% achieved in Q4, 2016, it was lower than the gross margin reported in the other quarters of 2017 and this was attributable to the impact of the lower margin Infectious Diseases sales to China.

Research and Development expenses of $1.5m were higher than the equivalent quarter last year ($1.3m) though it was consistent with levels incurred in more recent quarters. Selling, General and Administrative (SG&A) expenses for the quarter at $7.6m were $0.4m higher than Q4, 2016.  This was due to higher amortisation charges and wage and overhead inflation.

Operating profit for the quarter was $0.8m, which is higher than the $0.6m achieved in Q4, 2016.  This is due to the combination of the higher revenues and gross margin, partly offset by higher indirect costs.

The profit after tax, before once-off charges and non-cash financial income, for the quarter was $0.9m and compares favourably to $0.1m for the equivalent period last year.  In addition to the improved operating profit this was also due a larger tax credit arising from recent changes in the US tax code.

The basic EPS (excluding once-off charge and non-cash financial income) for the quarter was 4.2 cents versus 0.2 cents in Q4, 2016. Unconstrained diluted EPS for the quarter amounted to 7.7 cents, which compares to 4.3 cents in the equivalent quarter in 2016.

Cash generated from operations during the quarter was $4.8m, though this was offset by capital expenditure of $4.7m and interest and tax of $0.4m thus resulting in free cash outflows for the quarter of $0.3m. Other major cash outflows for the quarter included share buybacks of $1.3m, interest payments of $2.3m and $1.0m of payments incurred in relation to the closure of our facility in Sweden. Overall, this resulted in a cash balance at the end of the year of $57.6m.

Earnings before interest, tax, depreciation, amortisation and share option expense for the quarter was $2.4m.

The above measures exclude the impact of once-off charges amounting to $44.2m, more details of which are provided below.

Impairment and Once-off Charges

During the period the Company recognised impairment and once-off charges amounting to $44.2m (net of tax) which is broken down in the table below.

$m

Impairment Charge	41.8

Flood Damage (Kansas City)	0.9

Settlement for Back Royalties	0.5

Sweden Closure Provision	(1.6)

Transfer of foreign currency translation reserve (Sweden)	2.8

Tax Impact	(0.2)

Total	44.2

In accordance with the provisions of accounting standards, companies are required to carry out an annual impairment review in order to determine the appropriate carrying value of its net assets.  This year’s review has resulted in a non-cash impairment charge of $41.8m being recognised. A number of factors impacted this calculation including the Company’s market capitalisation at the end of the year which was lower compared to the end of 2016. This as well as recent volatility in the Company’s share price resulted in a higher cost of capital being attributable to the Company’s expected future cash flows.

In addition to the impairment charge, the Company has recognised a number of once-off items which are as follows:

•
Flood damage at our Kansas City facility.  In late 2017 there was severe flooding in the Kansas City area caused by extremely heavy rainfall. The impact on our plant was accentuated by ongoing engineering works being undertaken on a nearby waterway.  This caused significant damage to instrumentation inventory due to the electric and electronic components contained therein. Given the plants location on a flood plain, insurance coverage was not available to cover the particular circumstances. The financial implications of the flooding was limited to damage to inventory. By rescheduling new production runs the Company was able to ensure that all customer orders were met during the quarter.

•
Back royalties were payable in relation to a dispute over the application of the terms of a licence agreement to which the Company is a party. Rather than undergo a lengthy and costly legal dispute, both parties reached a mutually acceptable agreement. The charge of $0.5m includes a payment of back royalties covering a period of five years plus legal fees incurred up to the point of settlement.

•
There was a reduction in the provisions required to meet our legal and commercial obligations following the closure of our Swedish facility in late 2016. The Company has negotiated settlements with a number of counterparties which were lower than had been originally estimated. The resultant excess provision of $1.6m is now being released to the income statement.

•
Separately on Sweden, with the resolution of the above mentioned items, our Swedish entity has now totally ceased to operate and consequently we are now unwinding its associated foreign currency translation reserve. This is a non-cash accounting adjustment transferring the foreign currency translation reserve from Other Reserves to Accumulated Surplus and has no impact on net assets in the balance sheet.

The tax impact of the above mentioned items was a tax credit of $0.2m.

Share Buyback

During the quarter the Company bought back 328,000 shares at an average price of $4.95 and a total value of $1.6m, of which $1.3m was paid out during the quarter.  This brings the total buyback for the year to over 1.3 million shares at an average price of $5.55 and a total value of $7.5m.  A further 27,000 shares at an average price of $5.15 were bought back during the period since the end of 2017.

Comments

Commenting on the results Kevin Tansley, Chief Financial Officer stated “The profit before non-cash and once-off items for 2017 amounted to $2.3m compared to $3.6m in the previous year. Overall revenues were slightly lower and gross margins continued to be impacted by foreign exchange factors. Meanwhile, indirect costs increased by 1.8% for the year. This resulted in a diluted EPS of 25.7 cents versus 29 cents in 2016.

However, we did see improved financial performance in Q4, 2017 versus the equivalent quarter last year.  In particular, the higher revenues and improved gross margins contributed to enhanced operating profit and resulted in an increase in diluted earnings per share from 4.3 cent to 7.7 cents.”

Commenting, Ronan O’Caoimh, Chief Executive Officer stated “Our revenues in 2017 were $99.1m which was slightly lower than $99.6m in 2016. This reduction was attributable to the impact of a number of products which were culled at the end of 2016. Our HIV revenues were broadly flat and this reflects our continuing domination of the confirmatory HIV market in Africa. Meanwhile, our Clinical Laboratory revenues (excluding culled products) experienced growth driven by higher Diabetes and Autoimmunity product sales.

In the year ahead, we will focus on continuing to grow revenues with particular emphasis on Diabetes and Autoimmunity. In this regard, we will benefit from our return to the Brazilian market, which is expected midway through the year. We will continue seek new markets for all of products, including Infectious Diseases where we will seek to counter the continuing decline of USA sales. From a HIV perspective we will look to grow revenues with the launch of our new screening assay.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Dec 31, 2017 (unaudited)	Three Months Ended Dec 31, 2016 (unaudited)	Year Ended Dec 31, 2017 (unaudited)	Year Ended Dec 31, 2016 (unaudited)

Revenues	24,552	23,681	99,140	99,611

Cost of sales	(14,370)	(14,202)	(57,251)	(56,518)

Gross profit	10,182	9,479	41,889	43,093
Gross profit %	41.5%	40.0%	42.3%	43.3%

Other operating income	27	28	101	239

Research & development expenses	(1,539)	(1,330)	(5,658)	(5,041)
Selling, general and administrative expenses	(7,611)	(7,206)	(29,961)	(29,451)
Indirect share based payments	(249)	(378)	(893)	(1,349)

Operating profit	810	593	5,478	7,491

Financial income	224	221	808	877
Financial expenses	(1,176)	(1,182)	(4,682)	(4,726)
Net financing expense	(952)	(961)	(3,874)	(3,849)

(Loss)/Profit before tax, non-cash & once-off items	(142)	(368)	1,604	3,642

Income tax credit / (expense)	1,028	421	697	(41)

Profit after tax before non-cash & once-off items	886	53	2,301	3,601

Non-cash financial income	489	4,860	1,667	1,552
Impairment & once-off items (net of tax)	(44,238)	(105,779)	(44,238)	(105,779)

Loss after tax and once-off items	(42,863)	(100,866)	(40,270)	(100,626)

Loss per ADR (US cents)	(202.9)	(443.1)	(186.2)	(438.2)

Earnings per ADR (US cents)**	4.2	0.2	10.6	15.7

Diluted loss per ADR (US cents)	(159.9)*	(373.1)*	(138.9)*	(344.8)*

Diluted earnings per ADR (US cents)**	7.7 *	4.3 *	25.7 *	29.0 *

Weighted average no. of ADRs used in computing basic earnings per ADR	21,129,969	22,761,641	21,621,602	22,964,703

Weighted average no. of ADRs used in computing diluted earnings per ADR	26,385,912	28,031,122	26,877,545	28,299,399

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted loss per ADR in accordance with IFRS would be equal to basic earnings per ADR.
** Excluding once-off charges & non-cash financial income

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting). Once-off charges is a non-GAAP accounting presentation.

Trinity Biotech plc
Consolidated Balance Sheets

	Dec 31, 2017 US$ ‘000 (unaudited)	Sept 30, 2017 US$ ‘000 (unaudited)	June 30, 2017 US$ ‘000 (unaudited)	Dec 31, 2016 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	5,800	15,191	14,462	13,403
Goodwill and intangible assets	64,754	92,185	90,438	87,275
Deferred tax assets	8,698	15,074	15,352	14,556
Other assets	771	904	873	870
Total non-current assets	80,023	123,354	121,125	116,104

Current assets
Inventories	32,805	32,711	33,620	32,589
Trade and other receivables	20,740	24,603	24,856	22,586
Income tax receivable	1,440	1,427	1,220	1,205
Cash, cash equivalents and deposits	57,607	62,529	63,977	77,108
Total current assets	112,592	121,270	123,673	133,488

TOTAL ASSETS	192,615	244,624	244,798	249,592

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,224	1,224	1,176	1,224
Share premium	16,187	16,077	16,122	16,187
Accumulated surplus	46,157	89,878	90,977	93,004
Other reserves	1,628	(792)	(1,409)	(1,688)
Total equity	65,196	106,387	106,866	108,727

Current liabilities
Income tax payable	310	502	582	175
Trade and other payables	20,845	22,923	22,572	25,028
Provisions	75	75	75	75
Total current liabilities	21,230	23,500	23,229	25,278

Non-current liabilities
Exchangeable senior note payable	94,825	95,316	95,245	96,491
Other payables	532	582	640	735
Deferred tax liabilities	10,832	18,839	18,818	18,361
Total non-current liabilities	106,189	114,737	114,703	115,587

TOTAL LIABILITIES	127,419	138,237	137,932	140,865

TOTAL EQUITY AND LIABILITIES	192,615	244,624	244,798	249,592

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended Dec 31, 2017 (unaudited)	Three Months Ended Dec 31, 2016 (unaudited)	Year Ended Dec 31, 2017 (unaudited)	Year Ended Dec 31, 2016 (unaudited)

Cash and cash equivalents at beginning of period	62,529	84,751	77,108	101,953

Operating cash flows before changes in working capital	3,088	3,294	12,768	16,245
Changes in working capital	1,727	1,325	(535)	(2,147)
Cash generated from operations	4,815	4,619	12,233	14,098

Net Interest and Income taxes paid	(445)	(64)	(121)	(327)

Capital Expenditure & Financing (net)	(4,696)	(4,185)	(15,255)	(21,165)

Free cash flow	(326)	370	(3,143)	(7,394)

Payment of HIV-2 licence fee	-	-	(1,112)	(1,112)

Share buyback	(1,327)	(3,296)	(7,799)	(9,322)

Once-off items	(969)	(2,417)	(2,847)	(2,417)

30 year Exchangeable Note interest payment	(2,300)	(2,300)	(4,600)	(4,600)

Cash and cash equivalents at end of period	57,607	77,108	57,607	77,108

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date:  7 March 2018